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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836 10 8

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 487836 10 8

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): George Gund III

2.	Check the Appropriate Box if a Member of a Group:
	(See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power: 224,000

	6.	Shared Voting Power: 36,394,748

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 6,325,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,618,748

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%

12.	Type of Reporting Person:
IN     The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

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13G

Item 1.
	(a)	Name of Issuer:
Kellogg Company
	(b)	Address of Issuer's Principal Executive Offices:
One Kellogg Square, P.O. Box 3599, Battle Creek MI 49016-3599

Item 2.
	(a)	Name of Person Filing:
George Gund III
	(b)	Address of Principal Business Office or, if none, Residence:
39 Mesa Street, Suite 300, San Francisco, CA 94129
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
487836 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:
36,618,748
	(b)	Percent of class:
9.0%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
224,000
(ii) Shared power to vote or to direct the vote:
36,394,748**
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
6,325,492**

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

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13G

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

                                   Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Yes. KeyBank National Association, as Trustee of certain trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not applicable.

**	The numbers of shares noted in Items 4(c)(ii) and 4(c)(iv) include 2,963,800 shares held by a nonprofit foundation of which the reporting person is one of eight trustees and one of twelve members, as to such shares any beneficial ownership is hereby disclaimed.

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13G

     The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

/s/ George Gund III
Signature

Attention:      Intentional misstatements or ommissions of fact constitute Federal criminal violations
                        (See 18 U.S.C. 1001)

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